Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-220340 January 16, 2020

PRICING TERM SHEET

6,000,000

6.875% Series D Cumulative Redeemable Perpetual Preference Shares

(Liquidation Preference $25.00 per Share)

January 16, 2020

Issuer:	Triton International Limited

Ratings*:	B+ (S&P)

Securities Offered:	6.875% Series D Cumulative Redeemable Perpetual Preference Shares (the “Series D Preference Shares”)

Number of Shares:	6,000,000 shares

Number of Option Shares:	None

Public Offering Price:	$25.00 per share; $150,000,000 total

Underwriting Discounts:	$0.7875 per share; $4,725,000 total

Maturity:	Perpetual (unless redeemed by the Issuer on or after March 15, 2025, or in connection with a Change of Control Triggering Event)

Trade Date:	January 16, 2020

Settlement Date:	January 24, 2020 (T+5)

Liquidation Preference:	$25.00 per share, plus accumulated and unpaid dividends

Dividend Rate:	6.875% per annum of the $25.00 liquidation preference per share (equal to $1.71875 per annum per share)

Dividend Payment Dates:	Quarterly in arrears on March 15, June 15, September 15 and December 15, commencing March 15, 2020

Optional Redemption:	On or after March 15, 2025, the Issuer may, at its option, redeem the Series D Preference Shares, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to, but not including, the date of redemption.

Optional Redemption Upon A Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the Issuer may, at its option, redeem the Series D Preference Shares, in whole or in part, within 120 days after the first date on which such Change of Control Triggering Event occurred, by paying $25.00 per Series D Preference Share, plus all accumulated and unpaid dividends to, but not including, the date of redemption, whether or not declared.

Limited Conversion Rights Upon a Change of Control:

Upon the occurrence of a Change of Control Triggering Event, each holder of Series D Preference Shares will have the right (unless the Issuer has provided notice of its election to redeem the Series D Preference Shares) to convert some or all of the Series D Preference Shares held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common shares per Series D Preference Share to be converted equal to the lesser of:

•  the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accumulated and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series D Preference Share dividend payment and prior to the corresponding Series D Preference Share dividend payment, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Share Price, and

•  1.26968, which is the quotient obtained by dividing (i) the $25.00 liquidation preference by (ii) one-half of the closing price of the Issuer’s common shares on the NYSE on the trading day immediately preceding the date of the prospectus supplement, subject, in each case, to certain adjustments and provisions for (i) the receipt of Alternative Conversion Consideration and (ii) splits, combinations and dividends in the form of equity issuances.

Notwithstanding the foregoing, the holders of Series D Preference Shares will not have a conversion right upon a Change of Control if (i) the acquiror has shares listed or quoted on the NYSE, the NYSE American or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ, and (ii) the Series D Preference Shares remain continuously listed or quoted on the NYSE, the NYSE American or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ.

CUSIP/ISIN:	G9078F206 / USG9078F2068

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. RBC Capital Markets, LLC UBS Securities LLC Keefe, Bruyette & Woods, Inc. Goldman Sachs & Co. LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC CJS Securities, Inc.

Listing:	The Issuer intends to file an application to list the Series D Preference Shares on the New York Stock Exchange under the symbol “TRTN PD”. If the application is approved, trading of the Series D Preference Shares on the New York Stock Exchange is expected to commence within 30 days after their original issue date.

Capitalized terms used and not defined herein have the meanings assigned in the Issuer’s Preliminary Prospectus Supplement, dated January 16, 2020.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
**

We expect that delivery of the Series D Preference Shares will be made against payment therefor on or about the settlement date specified in this communication, which will be the fifth business day following the date of pricing of the Series D Preference Shares (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series D Preference Shares prior to the second business day preceding the date of delivery of the Series D Preference Shares will be required, by virtue of the fact that the Series D Preference Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series D Preference Shares who wish to make such trades should consult their own advisor.

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series D Preference Shares and is not soliciting an offer to buy the Series D Preference Shares in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the related prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, BofA Securities, Inc. at 1-800-294-1332, RBC Capital Markets, LLC at 1-866-375-6829, UBS Securities LLC at 1-888-827-7275, Keefe, Bruyette & Woods, Inc. at 1-800-966-1559 or Goldman Sachs & Co. LLC at 1-866-471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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